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                       [UNITED NATIONAL BANK LETTERHEAD]

                             NOTICE TO PARTICIPANTS
                          IN THE KERR GROUP, INC. 1987
                    EMPLOYEE INCENTIVE STOCK OWNERSHIP PLAN

                                 JULY 14, 1997

Dear Participant:

    As you may already know, Kerr Group, Inc., a Delaware corporation (the "Company") is party to a merger agreement, dated July 1, 1997 (the "Merger Agreement"), by and among the Company, Fremont Acquisition Company, LLC, a Delaware limited liability company ("Fremont") and Kerr Acquisition Corporation, a Delaware corporation ("Purchaser"), providing for, among other things, the tender offer described in this letter and the attached materials. Enclosed for your information is a copy of the Purchaser's Offer to Purchase and the related Letter of Transmittal relating to the offer.

    Pursuant to the Merger Agreement, the Purchaser, a wholly owned subsidiary of Fremont, has commenced a cash tender offer (the "Offer") to purchase all of the issued and outstanding shares of common stock, par value $0.50 per share, including the associated rights to purchase shares of preferred stock, issued pursuant to the Rights Agreement, dated July 25, 1995, between the Company and BankBoston, N.A. (formerly The First National Bank of Boston), as amended (the "Rights", and together with the common stock, the "Shares"), at a price of $5.40 per Share in cash. The Offer covers Shares allocated to your account as a participant in the Kerr Group, Inc. 1987 Employee Incentive Stock Ownership Plan ("ESOP II").

If the Offer is successful, following the merger (the "Merger"), the Company will be the surviving corporation and will become a wholly owned subsidiary of Fremont. In addition, if the Offer is successful, (i.e., the Purchaser acquires 51% or more of the Shares sought in the Offer), then at the time of the subsequent Merger, each Share not purchased in the Offer (other than Shares held by dissenting stockholders who perfect appraisal rights under Delaware law) will be canceled and converted into a right to receive the amount paid for such Shares in the Offer, without interest.

    The Board of Directors of the Company has unanimously approved the Offer and the Merger as being fair to and in the best interests of the Company and its stockholders and recommends that all stockholders accept the Offer.

    Only the Trustee (United National Bank) of ESOP II can tender the Shares held in your account. As Trustee of ESOP II, we have carefully considered the Offer and have determined that it would be in the best interests of ESOP II participants if we tendered ALL of the ESOP Shares. However, under the terms of ESOP II, we need approval of our decision to sell these Shares to the Purchaser by a vote of a majority of the Shares held by the participants in ESOP II.

In determining whether or not to approve our decision, you should review the enclosed Offer materials. Shares with no voting instructions will be voted proportionately to the Shares that have been voted. Enclosed you will find voting instructions and a return envelope.

YOUR VOTING INSTRUCTIONS MUST BE RETURNED IN THE ENVELOPE PROVIDED BY WEDNESDAY, JULY 30, 1997.

PLEASE DO NOT RETURN YOUR INSTRUCTION FORM TO THE COMPANY.
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    If you have any questions, please call MacKenzie Partners, Inc., the
Information Agent for the Offer, at the telephone number indicated in the enclosed Offer materials which are being furnished to you for your information only.

                                          UNITED NATIONAL BANK
                                          The Trustee of the 1987
                                          Employee Incentive Stock Ownership
                                          Plan

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